Exhibit (a)(1)(G)

Integra LifeSciences Commences Previously Announced

Cash Tender Offer to Acquire Derma Sciences, Inc.

Plainsboro, NJ – (GLOBE NEWSWIRE) – January 25, 2017 – Integra LifeSciences Holdings Corporation (“Integra”; NASDAQ:IART), a global leader in medical technology, announced today that its wholly-owned subsidiary, Integra Derma, Inc. (“Offeror”), is commencing a cash tender offer to purchase all outstanding common and preferred shares of Derma Sciences, Inc. (“Derma Sciences”; NASDAQ:DSCI) at an offer price of $7.00 per share for Derma Sciences’ common stock, $32.00 per share for Derma Sciences’ Series A Convertible Preferred Stock and $48.00 per share for Derma Sciences’ Series B Convertible Preferred Stock. The tender offer is being made pursuant to an Offer to Purchase, dated January 25, 2017 (the “Offer to Purchase”), and in connection with the Agreement and Plan of Merger, dated January 10, 2017, among Integra, Offeror and Derma Sciences (the “Merger Agreement”), which Integra and Derma Sciences previously announced on January 10, 2017.

The tender offer will expire at 12:00 midnight, New York City time, on Wednesday, February 22, 2017, unless the offer period is extended or earlier terminated in accordance with the terms of the Merger Agreement (such date and time, as it may be extended, the “Expiration Date”). Offeror is required to extend the offer period for any period required by applicable law or rules and regulations of the SEC and for one or more periods of up to ten business days each until, and including, July 15, 2017, if at the Expiration Date any of the conditions to the tender offer have not been satisfied.

There is no financing condition to the tender offer. The obligation of Offeror to pay for shares tendered pursuant to the tender offer is conditioned on the tender and acceptance of that number of shares that, together with the number of shares (if any) then owned by Integra, represents at least a majority of (i) the voting power of all outstanding common and preferred shares, voting together as a single class, (ii) the outstanding shares of Series A Convertible Preferred Stock and (iii) the outstanding shares of Series B Convertible Preferred Stock, as well as other customary conditions. Following the completion of the tender offer, Integra expects to consummate a second-step merger at the same per-share price paid in the tender offer for shares not purchased in the tender offer.

D.F. King & Co., Inc. is acting as information agent and Broadridge Corporate Issuer Solutions, Inc. is acting as depositary and paying agent in the tender offer. Requests for documents and questions regarding the tender offer may be directed to information agent by telephone at (800) 290-6424.

About Integra

Integra LifeSciences Holdings Corporation, a world leader in medical technology, is dedicated to limiting uncertainty for clinicians, so they can concentrate on providing the best patient care. Integra offers innovative solutions, including leading plastic and regenerative technologies, in specialty surgical solutions, orthopedics and tissue technologies. For more information, please visit www.integralife.com.

Important Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Derma Sciences’ common stock and preferred stock described in this news release is being made pursuant to an Offer to Purchase and related materials that Integra and Offeror will file with the Securities and Exchange Commission (the “SEC”). Integra and Offeror will file a Tender Offer Statement on Schedule TO with the SEC and Derma Sciences will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including the Offer to Purchase, a related letter of transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. A free copy of these materials will be available to all of Derma Sciences’ stockholders by contacting Broadridge Corporate Issuer Solutions, Inc. at (800) 733-1121 . These materials (and all other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements that include, among other things, statements about Integra’s beliefs and expectations, statements about Integra’s proposed acquisition of Derma Sciences, including the timing and success of the tender offer and expectations regarding the growth and success of the combined entity. These statements may be identified by words such as “expect,” “anticipate,” “estimate,” “intend,” “plan,” “believe,” “promises”, “projects,” and other words and terms of similar meaning. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including important factors that could delay, divert, or change any of these expectations, and could cause actual outcomes and results to differ materially from current expectations. Factors that may materially affect such forward-looking statements include: Integra’s ability to successfully complete the tender offer for Derma Sciences’ shares or realize the anticipated benefits of the transaction; and the failure of any of the conditions to Integra’s tender offer to be satisfied. For further details and a discussion of these and other risks and uncertainties, please see Integra’s public filings with the Securities and Exchange Commission, including the company’s latest periodic reports on Form 10-K and 10-Q. Integra does not undertake, and specifically disclaims, any obligation to publicly update or amend any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT: Integra LifeSciences Holdings Corporation

Investors

Angela Steinway

609-936-2268

angela.steinway@integralife.com

Michael Beaulieu

609-750-2827

michael.beaulieu@integralife.com

Media

Laurene Isip

609-750-7984

laurene.isip@integralife.com